SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 2)

                   Under the Securities Exchange Act of 1934*

                        Granite Construction Incorporated
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    387328107
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                 Daniel S. Loeb
                                 Third Point LLC
                                 390 Park Avenue
                               New York, NY 10022
                                 (212) 224-7400
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:
                            Michael A. Schwartz, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                 August 20, 2007
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D



------------------------------                     -----------------------------
CUSIP No. 387328107                                Page 2 of 9 Pages
------------------------------                     -----------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Third Point LLC                                     I.D. #13-3922602
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [ ]
                                                                      (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              3,100,000
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                3,100,000
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            3,100,000
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*  [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            7.4%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D



------------------------------                     -----------------------------
CUSIP No. 387328107                                Page 3 of 9 Pages
------------------------------                     -----------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Daniel S. Loeb
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [ ]
                                                                      (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              3,100,000
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                3,100,000
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            3,100,000
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*  [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            7.4%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D



------------------------------                     -----------------------------
CUSIP No. 387328107                                Page 4 of 9 Pages
------------------------------                     -----------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Third Point Offshore Fund, Ltd.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [ ]
                                                                      (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              2,080,100
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,080,100
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            2,080,100
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*  [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            4.96%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

     This Amendment No. 2 to Schedule 13D ("Amendment No. 2") amends the
Schedule 13D filed on May 7, 2007 (as amended by Amendment No. 1 thereto filed on July 16, 2007, the "Schedule 13D") and is being filed on behalf of Third Point LLC, a Delaware limited liability company (the "Management Company"), Daniel S. Loeb, an individual ("Mr. Loeb"), and Third Point Offshore Fund, Ltd., a Cayman Islands limited liability exempted company (the "Offshore Fund", and together with the Management Company and Mr. Loeb, the "Reporting Persons"). This Amendment No. 2 relates to the common stock, par value $0.01 per share (the "Common Stock"), of Granite Construction Incorporated, a Delaware corporation (the "Company"). The Management Company is the investment manager or adviser to a variety of hedge funds and managed accounts (such funds and accounts, including the Offshore Fund, the "Funds"). The Funds directly own the Common Stock to which this Schedule 13D relates, and Mr. Loeb and the Management Company may be deemed to have beneficial ownership over such Common Stock by virtue of the authority granted to them by the Funds to vote and to dispose of the securities held by the Funds, including the Common Stock.

Item 3.   Source and Amount of Funds or Other Consideration.

     Item 3 of the Schedule 13D is hereby amended and restated as follows:

     The Funds have expended an aggregate of approximately $196,776,340 of their own investment capital to acquire the 3,100,000 shares of Common Stock held by them. The Offshore Fund has expended an aggregate of approximately $132,751,340 of its own investment capital to acquire its 2,080,100 shares of Common Stock. The Funds effect purchases of securities primarily through margin accounts maintained for them with Bear, Stearns Securities Corp., Goldman, Sachs & Co., Citigroup Global Markets, Inc. and UBS Securities LLC, which may extend margin credit to the Funds as and when required to open or carry positions in the margin accounts, subject to applicable Federal margin regulations, stock exchange rules and the firm's credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 5.   Interest in Securities of the Issuer.

     Item 5 of the Schedule 13D is hereby amended and restated as follows:

     (a) As of the date of this Schedule 13D, the Management Company and Mr. Loeb beneficially own 3,100,000 shares of Common Stock (the "Shares"). The Shares represent 7.4% of the 41,943,100 shares of Common Stock outstanding as of July 20, 2007, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2007. The percentages used herein and in the rest of this statement are calculated based upon this number of outstanding shares.

     As of the date of this Schedule 13D, the Offshore Fund directly beneficially owns 2,080,100 shares of Common Stock, representing 4.96% of the outstanding shares of Common Stock. None of the other individual Funds owns a number of shares of Common Stock representing more than 5% of such total.

     (b) The Management Company and Mr. Loeb share voting and dispositive power over the 3,100,000 shares of Common Stock held directly by the Funds. The Management Company, Mr. Loeb and the Offshore Fund share voting power and dispositive power over the 2,080,100 shares of Common Stock held by the Offshore Fund.

     (c) Schedule A hereto sets forth certain information with respect to transactions by the Funds (at the direction of the Management Company and Mr.
Loeb) in Common Stock since the most recent filing on Schedule 13D. Schedule B hereto sets forth certain information with respect to transactions since the most recent filing on Schedule 13D by the Offshore Fund (at the direction of the Management Company and Mr. Loeb) in Common Stock.

     All of the transactions set forth on Schedules A and B were effected in open market transactions on the New York Stock Exchange. Other than as set forth on Schedules A and B, since the most recent filing on Schedule 13D there were no transactions in the Common Stock effected by the Reporting Persons nor, to the best of their knowledge, any of their directors, executive officers, general partners or members.

     (d) Other than the Funds which directly hold the Shares, and except as set forth in this Item 5, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

     (e) The Offshore Fund ceased to be the beneficial owner of more than five percent of the outstanding Common Stock on August 22, 2007.



                         [Signatures on following page]

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  August 22, 2007



                                 THIRD POINT LLC

                                 By: Daniel S. Loeb, Chief Executive Officer

                                 By: /s/ Justin Nadler
                                     -------------------------------------------
                                     Name:  Justin Nadler
                                     Title: Attorney-in-Fact




                                 THIRD POINT OFFSHORE FUND, LTD.

                                 By: Daniel S. Loeb, Director

                                  By: /s/ Justin Nadler
                                     -------------------------------------------
                                     Name:  Justin Nadler
                                     Title: Attorney-in-Fact




                                 DANIEL S. LOEB


                                  By: /s/ Justin Nadler
                                     -------------------------------------------
                                     Name:  Justin Nadler
                                     Title: Attorney-in-Fact




               [SIGNATURE PAGE TO AMENDMENT NO. 2 TO SCHEDULE 13D
               WITH RESPECT TO GRANITE CONSTRUCTION INCORPORATED]




                                                  Schedule A


                              (Transactions by the Funds in Common Stock since the most recent filing on Schedule 13D)


         Date                   Transaction                       Shares                       Price Per Share($)
         ----                   -----------                       ------                       ------------------

------------------------ ---------------------------- --------------------------------- -----------------------------------
       07/25/07                     SELL                         (109,800)                            68.23
------------------------ ---------------------------- --------------------------------- -----------------------------------
       07/25/07                     BUY                           109,800                             68.23
------------------------ ---------------------------- --------------------------------- -----------------------------------
       08/02/07                     SELL                          (45,000)                            62.86
------------------------ ---------------------------- --------------------------------- -----------------------------------
       08/02/07                     SELL                          (5,000)                             63.43
------------------------ ---------------------------- --------------------------------- -----------------------------------
       08/03/07                     SELL                           (100)                              64.07
------------------------ ---------------------------- --------------------------------- -----------------------------------
       08/03/07                     SELL                          (99,900)                            63.78
------------------------ ---------------------------- --------------------------------- -----------------------------------
       08/08/07                     SELL                          (70,000)                            62.59
------------------------ ---------------------------- --------------------------------- -----------------------------------
       08/09/07                     SELL                          (2,400)                             62.00
------------------------ ---------------------------- --------------------------------- -----------------------------------
       08/16/07                     SELL                          (5,000)                             52.29
------------------------ ---------------------------- --------------------------------- -----------------------------------
       08/16/07                     SELL                          (95,000)                            52.52
------------------------ ---------------------------- --------------------------------- -----------------------------------
       08/17/07                     SELL                          (25,000)                            54.26
------------------------ ---------------------------- --------------------------------- -----------------------------------
       08/20/07                     SELL                         (113,800)                            54.08
------------------------ ---------------------------- --------------------------------- -----------------------------------
       08/20/07                     SELL                         (100,000)                            53.74
------------------------ ---------------------------- --------------------------------- -----------------------------------
       08/21/07                     SELL                          (83,300)                            53.85
------------------------ ---------------------------- --------------------------------- -----------------------------------
       08/21/07                     SELL                          (5,500)                             54.22
------------------------ ---------------------------- --------------------------------- -----------------------------------
       08/22/07                     SELL                        (125,000)                             55.08
------------------------ ---------------------------- --------------------------------- -----------------------------------
       08/22/07                     SELL                        (125,000)                             54.93
------------------------ ---------------------------- --------------------------------- -----------------------------------




                                                    Schedule B


                                (Transactions by the Offshore Fund in Common Stock
                                             during the past 60 days)


         Date                   Transaction                       Shares                       Price Per Share($)
         ----                   -----------                       ------                       ------------------

------------------------ ---------------------------- --------------------------------- -----------------------------------
       07/25/07                      BUY                          109,800                             68.23
----------------------- ---------------------------- --------------------------------- -----------------------------------
       08/02/07                     SELL                          (26,100)                            62.86
----------------------- ---------------------------- --------------------------------- -----------------------------------
       08/02/07                     SELL                          (3,300)                             63.43
----------------------- ---------------------------- --------------------------------- -----------------------------------
       08/03/07                     SELL                          (65,000)                            63.78
----------------------- ---------------------------- --------------------------------- -----------------------------------
       08/03/07                     SELL                           (100)                              64.07
----------------------- ---------------------------- --------------------------------- -----------------------------------
       08/08/07                     SELL                          (44,100)                            62.59
----------------------- ---------------------------- --------------------------------- -----------------------------------
       08/16/07                     SELL                          (5,000)                             52.29
----------------------- ---------------------------- --------------------------------- -----------------------------------
       08/16/07                     SELL                          (72,800)                            52.52
----------------------- ---------------------------- --------------------------------- -----------------------------------
       08/17/07                     SELL                          (12,200)                            54.26
----------------------- ---------------------------- --------------------------------- -----------------------------------
       08/20/07                     SELL                          (73,100)                            54.08
----------------------- ---------------------------- --------------------------------- -----------------------------------
       08/20/07                     SELL                          (67,200)                            53.74
----------------------- ---------------------------- --------------------------------- -----------------------------------
       08/21/07                     SELL                          (57,100)                            53.85
----------------------- ---------------------------- --------------------------------- -----------------------------------
       08/21/07                     SELL                          (3,700)                             54.22
------------------------ ---------------------------- --------------------------------- -----------------------------------
       08/22/07                     SELL                          (84,900)                            55.08
----------------------- ---------------------------- --------------------------------- -----------------------------------
       08/22/07                     SELL                          (83,900)                            54.93
------------------------ ---------------------------- --------------------------------- -----------------------------------